UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits the following information:

Name:

Infinity Core Alternative Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

c/o J.D. Clark & Co.

803 West Michigan Street

Milwaukee, WI 53233

Telephone Number (including area code):

212-240-9721

Name and address of agent for service of process:

Victor Fontana

Infinity Core Alternative Fund

c/o Registered Fund Solutions, LLC

125 Maiden Lane

New York, NY 10038

with a copy to:

Joshua B. Deringer, Esquire

Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

☒	Yes	☐	No

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Northfield in the State of Illinois, as of the 20th day of December, 2013.

Infinity Core Alternative Fund

By:	/s/ Michael Peck
Name: Michael Peck
Title: President

By:	/s/ Randal Golden
Name: Randal Golden
Title: Treasurer